                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                             ____________________


                                   FORM 11-K

                             ____________________

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]


For the fiscal year ended December 31, 1999


                                      OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the transition period from _____ to _____


Commission file number 1-12248

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                ICF Kaiser International, Inc. Section 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Kaiser Group International, Inc.
                9300 Lee Highway
                Fairfax, Virginia 22031-1207

              ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN

                    Financial Statements as of and for the
                    years ended December 31, 1999 and 1998

                 Additional Information Required for Form 5500
                     for the year ended December 31, 1999

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Table of Contents
--------------------------------------------------------------------------------

                                                                   Page Number
                                                                ----------------


Report of Independent Accountants                                      1


Basic Financial Statements

     Statements of Net Assets Available for Benefits                   2

     Statements of Changes in Net Assets Available for Benefits        3

     Notes to Financial Statements                                    4-8


Additional Information *

     Schedule I - Schedule of Assets Held for Investment Purposes      9



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrator of ICF Kaiser International, Inc. Section 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ICF Kaiser International, Inc. Section 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 9, on June 9, 2000 the Plan Sponsor filed a voluntary Chapter 11 reorganization petition in the United States Bankruptcy Court. The impact of the reorganization on both the Sponsor and the Plan is not readily determinable.


PricewaterhouseCoopers LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania
June 27, 2000

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Statements of Net Assets Available for Benefits

-------------------------------------------------------------------------------------------------------------------
                                                                                      As of December 31,
                                                                                1999                     1998
                                                                         ------------------------------------------
Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                                              *  $ 33,027,090           * $ 40,620,829
    Vanguard Explorer Fund                                                     2,177,296                2,548,622
    Vanguard International Growth Fund                                         3,234,373                3,570,769
    Vanguard Long-Term Corporate Fund                                          4,886,564           *    8,061,612
    Vanguard Morgan Growth Fund                                          *    19,854,269           *   20,654,666
    Vanguard PRIMECAP FUND                                               *     8,631,198                6,104,190
    Vanguard Prime Money Market Fund                                     *    12,775,739           *   17,686,040
    Vanguard Wellington Fund                                             *    21,609,629           *   31,949,163
                                                                          ---------------------------------------
                                                                             106,196,158              131,195,891
ICF Kaiser Common Stock Fund                                                     180,995                  599,690
Participant Loans                                                              1,564,191                2,199,424
                                                                          ---------------------------------------

                   Total investments                                         107,941,344              133,995,005
                                                                          ---------------------------------------

Receivables
Employer's contributions                                                          30,718                  179,173
Participants' contributions                                                      119,814                  689,028
                                                                          ---------------------------------------
                   Total receivables                                             150,532                  868,201
                                                                          ---------------------------------------

Net assets available for benefits                                           $108,091,876             $134,863,206
                                                                          =======================================

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.


ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------------------------------------------------------

                                                                                          Year Ended December 31,
                                                                                    1999                          1998
                                                                         ------------------------------------------------------

Additions
Investment income:
    Interest and dividend income, investments                                   $  7,684,946                  $  7,595,345
    Interest income, participant loans                                               127,859                       164,175
    Net appreciation in fair value of investments                                  9,983,016                    12,111,406
                                                                         ------------------------------------------------------
                                                                                  17,795,821                    19,870,926
                                                                         ------------------------------------------------------
Contributions:
    Employer                                                                       1,457,452                     2,399,836
    Participant                                                                    6,185,954                    10,234,043
                                                                         ------------------------------------------------------
                                                                                   7,643,406                    12,633,879
                                                                         ------------------------------------------------------

Asset transfers in                                                                   406,969                     1,093,219
Other additions / (deductions)                                                       (23,412)                          287
                                                                         ------------------------------------------------------
                  Total additions                                                 25,822,784                    33,598,311
                                                                         ------------------------------------------------------

Deductions
Payment of benefits                                                               52,558,281                    17,088,551
Administrative expenses                                                               35,833                        44,602
                                                                         ------------------------------------------------------
                  Total deductions                                                52,594,114                    17,133,153
                                                                         ------------------------------------------------------

Net increase (decrease)                                                          (26,771,330)                   16,465,158

Net assets available for plan benefits:
    Beginning of period                                                          134,863,206                   118,398,048
                                                                         ------------------------------------------------------
    End of period                                                               $108,091,876                  $134,863,206
                                                                         ======================================================



The accompanying notes are an integral part of the financial statements.

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------
NOTE 1 - DESCRIPTION OF PLAN

The following description of the ICF Kaiser International, Inc. Section 401 (k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan covering all employees of Kaiser Group International, Inc. (formerly ICF Kaiser International, Inc.) ("Company"). The Plan was established on March 1, 1989 and has been amended from time to time. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). An administrator appointed by the Company administers the Plan.

During 1999, the Company disposed of two business segments. On April 9, the Company sold its Environment & Facilities Management Group. Terminated participants with vested account balances were given the same benefit payment options as identified below. On June 30, the Company spun-off its ICF Consulting Group, at which time all vested account balances were automatically transferred to the ICF Consulting Group Retirement Savings Plan.

Effective December 27, 1999, the Company changed its name from ICF Kaiser International, Inc. to Kaiser Group International, Inc. This change reflects the June 1999 sale of the ICF Consulting Group. The name change will not require shareholders to exchange their existing stock certificates for new certificates bearing the new name. The Plan has not been amended to reflect the name change.

Contributions

Participants may contribute up to 12% of their annual compensation to the extent that the contributions comply with Internal Revenue Code ("IRC") limitations. These contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. The Company matches 50% of employee contributions, up to a maximum of 4% of compensation paid.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administrative expenses are charged to each participant's account based on a flat quarterly fee.

Vesting

Participants are fully vested in all Company and employee voluntary contributions plus actual earnings thereon upon entering the Plan.

Participant Loans

Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000, reduced by the balance of outstanding loans or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms can be no longer than five years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

with the Federal Reserve Prime Rate at the time of issuance. Principal and interest are repaid ratably on a bi-weekly basis through payroll deductions.

Payment of Benefits

In case of a normal retirement, retirement due to permanent disability or termination of employment; participants may elect to receive the value of their vested account balance either in a lump sum or as a roll-over in whole or in part to an eligible retirement plan, in accordance with the provisions of the Plan. In the event that a participant dies before retirement, the beneficiary will also receive the value of the participant's vested account balance in either a lump-sum distribution or as a rollover in whole or in part to an eligible retirement plan. Participants qualifying for a hardship withdrawal may receive all or a portion of their contributions, plus investment return earned thereon, but not more than the amount necessary to meet the financial hardship.


Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options

During the plan years ending December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

     Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Vanguard Long-Term Corporate Fund: Seeks to provide high and sustainable level of interest income by investing primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

     Vanguard Morgan Growth Fund: Seeks long-term growth of capital by investing primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

     Vanguard PRIMECAP Fund: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

     Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     ICF Kaiser Common Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Financial Statement Presentation

The Plan adopted Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes by investment option for participant-directed investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.


NOTE 3 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for Plan investments. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                   For the Year Ended
                                                  --------------------
                                             1999                    1998
                                        ----------------        ----------------
Registered investment companies            $10,481,336             $12,323,332
Common Stock                                  (498,320)               (211,926)
                                        ----------------        ----------------
                                           $ 9,983,016             $12,111,406
                                        ----------------        ----------------



NOTE 5 - PLAN EXPENSES

The assets of the Plan are used to pay the expenses for services necessary for administration of the Plan. Additionally, the Company provides certain administrative support for the Plan at no cost.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 1998, that the plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - RECLASSIFICATIONS

Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation.

ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form used to report Plan activity to the U.S. Department of Labor (Form 5500).

                                                             December 31, 1999
                                                            -------------------


Net assets available for benefits per the financial
 statements                                                    $108,091,876

Amounts allocated to withdrawing participants                      (647,382)
                                                            -------------------

Net assets available for benefits per the Form 5500            $107,444,494
                                                            ===================


The following is a reconciliation of withdrawals per the financial statements to benefits paid to participants per Form 5500.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                              December 31, 1999
                                                            -------------------
Benefits paid to participants per the financial statements      $52,558,281

Add:     Amounts allocated to withdrawing participants for
         the current plan year                                      647,382

Less:    Amounts allocated to withdrawing participants for
         the prior plan year                                       (645,500)
                                                            -------------------
Benefits paid to participants per Form 5500                     $52,560,163
                                                            ===================



NOTE 9 - SUBSEQUENT EVENTS

Effective April 13, 2000, the Plan no longer allowed participant contributions to the Company Stock Fund.

On June 9, 2000, the Company filed a voluntary Chapter 11 reorganization petition in the United States Bankruptcy Court for the District of Delaware, announcing the sale of its engineering operating units and a restructuring of its debt. The impact of the reorganization on the both the Company and the Plan is not readily determinable.


ICF KAISER INTERNATIONAL, INC. SECTION 401(k) PLAN                                                                      Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------
ICF Kaiser International, Inc. Section 401(k) Plan, EIN 54-1437073

Attachment to Form 5500, Schedule H, Part IV, Line i:



    Identity of Issue                                                           Investment Type                      Current Value
-----------------------------------------------------------------------------------------------------------------------------------

*   Vanguard 500 Index Fund                                           Registered Investment Company                 $ 33,027,090
*   Vanguard Explorer Fund                                            Registered Investment Company                    2,177,296
*   Vanguard International Growth Fund                                Registered Investment Company                    3,234,373
*   Vanguard Long Term Corporate Fund                                 Registered Investment Company                    4,886,564
*   Vanguard Morgan Growth Fund                                       Registered Investment Company                   19,854,269
*   Vanguard PRIMECAP Fund                                            Registered Investment Company                    8,631,198
*   Vanguard Prime Money Market Fund                                  Registered Investment Company                   12,775,739
*   Vanguard Wellington Fund                                          Registered Investment Company                   21,609,629
*   Kaiser Group International, Inc.                                  Common Stock                                       180,995
*   ICF Kaiser International, Inc. Section 401(k) Plan                Participant Loans (6.00% - 10.00%)               1,564,191
                                                                                                         --------------------------

Total assets held for investment purposes                                                                           $107,941,344
                                                                                                         ==========================


* Party in Interest

Exhibit   Description of Exhibit
-------   ----------------------

No. 23    Consent of Pricewaterhouse Coopers LLP (the Plan's Independent
          Accountants)

No. 99 ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form ao-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993) and

          Amendment No. 1 dated April 24, 1995 (incorporated by reference to
          Exhibit 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) fiscal 1995 filed with the Commission on May 23, 1995) and

          Amendment No. 2 dated December 15, 1995 (incorporated by reference to
          Exhibit 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the ten months ended December 31, 1995 filed with the Commission on March 29, 1996) and

          Amendment No. 3 dated December 13, 1991 (incorporated by reference to
          Exhibit 10(q)(3) to Registration Statement on Form S-1 (Registrant No. 333-19519) filed with the Commission on January 10, 1997) and

          Amendment No. 4 dated April 19, 1999 (incorporated by reference to
          Exhibit 99 to Annual Report on Form 11-K (Registrant No. 1-12248) for the fiscal year ended December 31, 1998 filed with the Commission on June 30, 1999)
          and

          Amendment No. 5 dated May 20, 1999 (incorporated by reference to
          Exhibit 99 to Annual Report on Form 11-K (Registrant No. 1-12248) for the fiscal year ended December 31, 1998 filed with the Commission on June 30, 1999)
          and

          Amendment No. 6 dated April 13, 2000


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    ICF Kaiser International, Inc. Section
                                    401(k) Plan
                                    Kaiser Group International, Inc.
                                    Plan Administrator


                                    By:  /s/ Marijo Ahlgrimm
                                       -------------------------------------
                                    Marijo L. Ahlgrimm
                                    Senior Vice President & Controller


Date :  June 29, 2000